Ryan A. Murr	Goodwin Procter llp
858.202.2727	Counselors at Law
rmurr@goodwinprocter.com	4365 Executive Drive
Ste. 300
San Diego, CA 92121
858.202.2700
July 26, 2007
Via EDGAR
Via Federal Express
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jim B. Rosenberg
Re:	Avanir Pharmaceuticals Form 10-K for the Fiscal Year Ended September 30, 2006
Dear Mr. Rosenberg:
     We are submitting this letter on behalf of Avanir Pharmaceuticals (the “Company”) in response to the comments of the Staff of the Securities and Exchange Commission set forth in your letter dated July 13, 2007 (the “SEC Comment Letter”) regarding the Company’s Form 10-K for the fiscal year ended September 30, 2006.
     The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and correspond to the numbered comments contained in the SEC Comment Letter. All factual representations in this letter are based upon information provided to us.
* * *
Note 4, Alamo Acquisition, page F-19
1.	Please more fully explain the basis for using a company specific discount rate of 29% in the final valuation rather than the 18% industry norm used in the preliminary purchase price allocation. We note the discount rates of 16%-18% were used in the fairness analysis. The fair market value of each intangible asset should be determined using assumptions that market participants would use.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the discount rate is based on an adjusted CAPM that includes a small stock premium for the additional risk of the relatively small Alamo enterprise and product line. The initial Duff & Phelps analysis omitted the small stock premium, which the Company later determined would be applicable. The Company also felt that the projected financial performance was somewhat aggressive and that the Duff &

Jim B. Rosenberg
July 26, 2007

Phelps discount rate did not recognize the added risks associated with the Company’s (in)ability to achieve the forecasted level of performance.

In light of these factors, the Company believes that the discount rate is consistent with (i) the expected IRR of the investments and (ii) the weighted average rate or return of the net assets, and that the valuation of the enterprise, using a 29% discount rate and management forecast, was consistent with the consideration paid.

2.	Provide us a copy of the tax allocation in Section 1.06 of the Unit Purchase Agreement dated May 22, 2006 filed as Exhibit 10.1 with Form 10-Q for June 30, 2006.

Response: The Company acknowledges the Staff’s comment and is supplementally providing for the Staff’s review a copy of IRS Form 8594, “Asset Acquisition Statement Under Section 1060,” showing the allocation of the purchase price to Alamo’s fixed assets. The copy of the Form 8594 is enclosed herewith and submitted supplementally to the Staff.

3.	Your explanation in your letter dated June 15, 2007 of the use of the relief from royalty method in valuing in-process research and development did not explain how you had an observable comparable royalty rate. The Practice Aid states that such a rate is rare for valuing in-process research and development. Please advise.

Response: The Company acknowledges the Staff’s comment and respectfully offers the Staff the following explanation:

As of May 24, 2006, Alamo was pursuing development and FDA approval for the formulation of FazaClo-DuraSolv. The Company determined the fair value of the in-process research and development using a relief-from-royalty approach. The Company selected the relief-from-royalty approach because the DuraSolv technology is an extension of the currently marketed OraSolv technology that Alamo was already using for FazaClo.

DuraSolv is based on OraSolv technology, which is a quick-dissolving tablet. One drawback of OraSolv technology is that OraSolv tablets are friable and have to be packaged in blister packs. This can be a deterrent to the use of FazaClo because many FazaClo patients are schizophrenics. DuraSolv is also a quick-dissolving tablet, but in a sturdier form that can be stored in bottles, instead of blister packs.

Thus, the FazaClo-DuraSolv formulation was not expected to affect the efficacy of FazaClo; it was simply expected to improve the ease of use of the product. Consequently, the price per dose of FazaClo-DuraSolv was not expected to change materially. However, Alamo hoped to modestly broaden the market for self-dissolving FazaClo formulations and extend the life of the dissolving tablet technology.

Jim B. Rosenberg
July 26, 2007

Consequently, the Company concluded that the benefit of the DuraSolv technology was sufficiently similar to that of the Orasolv technology to use the same approach and same royalty rate. The DuraSolv forecast is essentially a carve-out from the OraSolv forecast. In the case of the dissolving tablet technologies, a robust set of comparable royalty rates was available because FazaClo, OraSolv and DuraSolv were pre-established technologies. Only the FazaClo-DuraSolv co-formulation had yet to be approved by the FDA.
* * *
     Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 202-2727. Thank you very much for your assistance with this matter.

Very truly yours,
/s/ Ryan Murr

Ryan A. Murr

Encl.
cc:	Vanessa Robertson Lisa Vanjoske Martin Sturgeon (w/o encl.)